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Schedule 13D                                                         Page 1 of 5

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                TD BANKNORTH INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                  87235A 10 1
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                                 (CUSIP Number)

                          CHRISTOPHER A. MONTAGUE, ESQ.
                            THE TORONTO-DOMINION BANK
                             TORONTO-DOMINION CENTRE
                                   P.O. BOX 1
                            TORONTO, ONTARIO M5K IA2
                                 (416) 982-8222

                                    COPY TO:
                               LEE MEYERSON, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 31, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87235A 10 1                                                Page 2 of 5

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  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). The Toronto-Dominion Bank
      I.R.S. Identification No. 13-5640479

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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)

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  3.  SEC Use Only

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  4.  Source of Funds (See Instructions) WC, OO

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  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)

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  6.  Citizenship or Place of Organization
      Canada

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           7.  Sole Voting Power
               126,406,798

               -----------------------------------------------------------------
Number of
Shares     8.  Shared Voting Power
Bene-          0
ficially
Owned by       -----------------------------------------------------------------
Each
Reporting  9.  Sole Dispositive Power
Person         126,406,798
With
               -----------------------------------------------------------------

           10. Shared Dispositive Power
               0

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  11. Aggregate Amount Beneficially Owned by Each Reporting Person
      126,406,798

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  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

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  13. Percent of Class Represented by Amount in Row (11)
      54.7%*

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                                                                     Page 3 of 5

  14. Type of Reporting Person (See Instructions)
      BK

* Percentage ownership based on 231,029,240 shares of Issuer Common Stock outstanding as of February 1, 2006, as provided by the Issuer. The Issuer has informed The Toronto-Dominion Bank that this is a preliminary number reflecting the issuance of shares of Issuer Common Stock in connection with the acquisition by the Issuer of Hudson United Bancorp (described below) and recent share repurchases by the Issuer, and that such number is subject to change based on final reconciliations effected in connection with the consummation of such acquisition and further repurchases.

Item 1. Security and Issuer

      This Amendment No. 4 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the "Issuer Common Stock") of TD Banknorth Inc., a Delaware corporation (the "Issuer") initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, and Amendment No. 3 thereto filed on July 18, 2005 (as amended, this "Statement"), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank ("TD"), with respect to the items set forth below.

Item 3. Source and Amount of Funds or Other Consideration

      The total consideration paid by TD in connection with the purchase of the approximately 29.6 million shares of Issuer Common Stock acquired in connection with the acquisition by the Issuer of Hudson United Bancorp, as described in
Item 4, was approximately $942 million, provided from TD's cash on hand. The purchases made pursuant to the Issuer's dividend reinvestment program, as described in Item 4, were made from proceeds from a cash dividend paid by the Issuer, in accordance with the terms of such program. Any purchases made pursuant to the open market purchases described in Item 4 will also be funded from TD's cash on hand.

Item 4. Purpose of Transaction

      Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

      In accordance with its previously reported plans, on January 31, 2006, TD purchased 29,625,353 shares of Issuer Common Stock, at a price of $31.79 per share, in connection with the completion of the Issuer's acquisition of Hudson United Bancorp. The purchase was made in order to finance the cash portion of the consideration payable to shareholders of Hudson United Bancorp in connection with the transaction. In November 2005, TD also acquired 676,056 shares of Issuer Common Stock pursuant to the Issuer's dividend reinvestment program. Purchases pursuant to the dividend investment program are effected by the administrator of the program.

      On February 1, 2006, TD announced its intention to commence open market purchases of Issuer Common Stock starting on or about February 1, 2006. TD currently intends to at least maintain its ownership percentage in TD Banknorth at the level prior to the acquisition of Hudson United or, as market conditions warrant, to potentially increase this stake. On February 1, 2006, the Issuer announced that its board of directors had approved repurchases of up to an additional 2 million shares of Issuer Common Stock in open market transactions which, when combined with the Issuer's previously announced share purchase authorization, brings the total number of shares authorized to be repurchased
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                                                                     Page 4 of 5

by the Issuer to 10.5 million shares. Any repurchases effected by the Issuer will increase the percentage of the outstanding shares of Issuer Common Stock that TD owns.

Item 5. Interest in Securities of the Issuer

      Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

      (a) (i) As of February 6, 2006, TD was the beneficial owner of 126,406,798 shares of Issuer Common Stock, representing approximately 54.7% of the outstanding Issuer Common Stock, based on a total of 231,029,240 shares outstanding as of February 1, 2006, as provided to TD by the Issuer. The Issuer has informed TD that the information regarding shares outstanding is preliminary, reflecting the issuance of shares of Issuer Common Stock in connection with the acquisition by the Issuer of Hudson United Bancorp and recent share repurchases by the Issuer, and that such number is subject to change based on final reconciliations effected in connection with the consummation of such acquisition and further repurchases. If the number of shares outstanding changes, TD's percentage ownership would be correspondingly affected.

      Except for Mr. Ryan, Mr. Bennett and Mr. Prezzano, none of the individuals listed on Schedule I beneficially own any shares of Issuer Common Stock. Mr. Ryan beneficially owns 996,457 shares of Issuer Common Stock, representing less than 1% of the outstanding Issuer Common Stock. This number includes 37,992 shares of Issuer Common Stock over which Mr. Ryan has voting power under the Issuer's 401(k) Plan and Proft Sharing Employee Stock Ownership Plan and options to purchase 909,455 shares of Issuer Common Stock granted pursuant to the Issuer's stock option plans which are exercisable within 60 days from the date hereof. Each of Mr. Bennett and Mr. Prezzano beneficially own 4,335 shares of Issuer Common Stock, which number includes, in each case, options to purchase 2,000 shares of Issuer Common Stock granted pursuant to the Issuer's stock option plans which are exercisable within 60 days from the date hereof.

      (c) Except as described in Item 4 above and except for purchases by Mr. Ryan as described below, neither TD nor, to the best of TD's knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock. Mr. Ryan has made the following purchases of Issuer Common Stock under the Issuer's 401(k) Plan and Profit Sharing Employee Stock Ownership Plan in the past 60 days: 127.938 shares at $29.68 per share on December 8, 2005; 0.979 shares at $29.70 per share on December 29, 2005; 177.666 shares at $29.47 per share on January 10, 2006;
0.142 shares at $29.49 per share on January 20, 2006; and 177.438 shares at $29.53 per share on February 1, 2006.
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                                                                     Page 5 of 5

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK

By:    /s/ Christopher A. Montague
     --------------------------------
Name:  Christopher A. Montague, Esq.
Title: Executive Vice President and General Counsel

Dated: February 7, 2006